UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

FUTURE-READY

FOURTH QUARTER 2023 RESULTS

Coca-Cola

Investor Relations
Jorge Collazo | jorge.collazo@kof.com.mx
Lorena Martin | lorena.martinl@kof.com.mx
Marene Aranzabal | marene.aranzabal@kof.com.mx
Emilio Villacís | tmxemilio.villacis@kof.com.mx

Coca-Cola FEMSA

FOURTH QUARTER HIGHLIGHTS

Mexico City, February 22, 2024, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the fourth quarter of 2023.

•	Volume growth 6.1%
•	Revenue growth 8.0%
•	Operating income growth 7.3%
•	Majority net income decreased 24.5%
•	Earnings per share[1] were Ps. 0.32. (Earnings per unit were Ps. 2.57 and per ADS were Ps. 25.67.)
•	Achieved more than 1.1 million monthly active buyers on Juntos+, our omnichannel B2B platform

FULL YEAR HIGHLIGHTS

•	Volume growth 7.8% —surpassing 4 billion unit cases for the first time in Coca-Cola FEMSA’s history
•	Revenue growth 8.1%
•	Operating income growth 10.8%
•	Majority net income growth 2.6%
•	Earnings per share[1] were Ps. 1.16. (Earnings per unit were Ps. 9.30 and per ADS were Ps. 92.99.)
•	Achieved more than US$2.5 billion in digital revenues through Juntos+

FINANCIAL SUMMARY FOR THE FOURTH QUARTER RESULTS
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		4Q23	FY 2023	4Q23	FY 2023	4Q23	FY 2023	4Q23	FY 2023
As Reported	Consolidated	8.0%	8.1%	12.6%	10.5%	7.3%	10.8%	(24.5%)	2.6%
	Mexico & Central America	11.3%	14.0%	17.5%	15.5%	7.8%	10.6%
	South America	3.8%	(0.0%)	5.8%	2.4%	6.7%	11.3%

Comparable (2)	Consolidated	15.7%	18.0%	21.3%	20.5%	15.3%	19.4%
	Mexico & Central America	13.1%	16.0%	19.4%	17.5%	10.0%	12.6%
	South America	19.5%	21.3%	24.3%	26.5%	23.6%	36.7%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

"We are pleased to report another quarter of solid growth. Within our key markets, we achieved outstanding results, particularly in Mexico, Brazil, Colombia, and Guatemala. These results enabled us to surpass 4 billion unit cases of NARTD volume for the year, underscoring our strategic focus on a sustainable growth model across our markets.

This year also marked another milestone in our digital transformation journey. We successfully accelerated the development and adoption of our digital platform Juntos +, achieving more than 1.1 million monthly active users and digital sales of more than US$ 2.5 billion during the year. The integration of advanced analytics and user experience improvements in version 4.0, is enabling us to serve our customers more effectively, driving both loyalty and growth. Looking ahead, we are committed to further leveraging digital innovation and advanced analytics to stay ahead of consumer trends, enhance our value proposition, and drive sustainable growth.

Finally, we continue to focus on developing a consumer-centric culture, with psychological safety across all levels of our organization. This approach will continue to shape our growth mindset as we aim to continue creating value for all of our customers, consumers, and stakeholders."

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 2 of 17

RECENT DEVELOPMENTS

•	On November 3, 2023, Coca-Cola FEMSA paid the second installment of the ordinary dividend approved for Ps. 0.3625 per share, for a total cash distribution of Ps. 6,092 million.

•	On November 27, 2023, Coca-Cola FEMSA announced an investment of Ps. 575 million to support economic recovery and rehabilitate its operational units in the state of Guerrero affected by Hurricane Otis. As part of its efforts to proactively address the needs of the affected population and contribute to the swift recovery of communities, the Company has prioritized humanitarian aid to its employees and the community, through in-kind donations addressing the needs of the most affected population.

•	On February 13, 2024, FEMSA and Coca-Cola FEMSA announced their inclusion in S&P Global’s Sustainability Yearbook. This represented the fourth consecutive year and the sixth time in the last decade that Coca-Cola FEMSA was included. In this edition, the Company achieved high scores in Health and Nutrition, Water, Circularity and Resource Efficiency, Emissions, and Transparency and Reporting.

•	On February 15, 2024, Coca-Cola FEMSA announced that it will hold its Annual Shareholders' Meeting on March 19, 2024.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 3 of 17

CONSOLIDATED FOURTH QUARTER RESULTS

CONSOLIDATED FOURTH QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2023	4Q 2022	Δ%	Δ%
Total revenues	66,078	61,209	8.0%	15.7%
Gross profit	30,475	27,068	12.6%	21.3%
Operating income	9,674	9,013	7.3%	15.3%
Adj. EBITDA (2)	13,149	11,954	10.0%	19.3%

Volume increased 6.1% to 1,056.2 million unit cases, driven by volume growth in most of our territories, including a solid performance in Mexico, Brazil, Guatemala, and Colombia, partially offset by a slight decrease in Argentina and Uruguay. Excluding the acquisition of the Cristal bulk water business in Mexico, total volume would have increased 5.1%.

Total revenues increased 8.0% to Ps. 66,078 million. This increase was driven mainly by volume growth, partially offset by unfavorable currency translation effects from most of our operating currencies into Mexican Pesos. Excluding currency translation effects, total revenues increased 15.7%.

Gross profit increased 12.6% to Ps. 30,475 million, and gross margin increased 190 basis points to 46.1%. This expansion was driven mainly by our top-line growth, easing packaging costs, and the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by higher sweetener costs across our territories. Excluding currency translation effects, gross profit increased 21.3%.

Operating income increased 7.3% to Ps. 9,674 million, and operating margin decreased 10 basis points to 14.6%. This margin decrease was driven mainly by an increase in expenses such as labor, marketing, and maintenance. In addition, the Company incurred temporary expenses mostly related to the shipment of finished product to Acapulco as a result of hurricane Otis. These effects were partially offset by a solid top-line performance, easing packaging costs, and the appreciation of most of our operating currencies as applied to our U.S. dollar- denominated raw material costs. Excluding currency translation effects, operating income increased 15.3%

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 4 of 17

Comprehensive financing result recorded an expense of Ps. 1,285 million, compared to an expense of Ps. 1,092 million in the previous year. This increase was driven mainly by a lower gain in monetary positions in inflationary subsidiaries of Ps. 4 million, as compared to a gain of Ps. 128 million during the same period of the previous year.

Additionally, we recorded an increase in our interest expense, net, driven mainly by a decrease of Ps. 92 million in our interest income mainly related to the depreciation of the Argentine Peso. Finally, we registered a foreign exchange loss of Ps. 317 million as compared to Ps. 281 million during the same period of the previous year as our net cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso and other operating currencies as compared to the previous quarter.

These effects were partially offset by a (i) higher gain in financial instruments of Ps. 90 million as compared to a gain of Ps. 72 million during the previous year, driven mainly by a decrease in interest rates in Brazil; and (ii) a lower interest expense related to the maturity of a Mexican Peso denominated bond.

Income tax as a percentage of income before taxes was 33.8% as compared to 7.7%. This increase was driven mainly by deferred taxes recognized during the same period of the previous year that resulted in a lower effective tax rate in the fourth quarter of 2022.

Net income attributable to equity holders of the company was Ps. 5,392 million as compared to Ps. 7,144 million during the same period of the previous year. This decrease was driven mainly by the normalization of our effective tax rate as compared to the same period of the previous year, coupled with an increase in our comprehensive financing result. Earnings per share1 were Ps. 0.32 (Earnings per unit were Ps. 2.57 and per ADS were Ps. 25.67.). Normalizing the base effect of a lower effective tax rate during the same period of the previous year, net income attributable to equity holders of the company increased 8.6%.

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 5 of 17

CONSOLIDATED FULL YEAR RESULTS

CONSOLIDATED FULL YEAR RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	FY 2023	FY 2022	Δ%	Δ%
Total revenues	245,088	226,740	8.1%	18.0%
Gross profit	110,860	100,300	10.5%	20.5%
Operating income	34,180	30,838	10.8%	19.4%
Adj. EBITDA (2)	46,418	43,001	7.9%	17.6%

Volume increased 7.8% to 4,047.8 million unit cases, driven by volume growth in all of our territories, including a strong performance in Mexico, Brazil, Colombia and Guatemala. Excluding the acquisition of the Cristal bulk water business in Mexico, total volume would have increased 6.1%.

Total revenues increased 8.1% to Ps. 245,088 million driven by volume growth, revenue management initiatives, and favorable mix effects. These factors were partially offset by unfavorable currency translation effects from most of our operating currencies into Mexican Pesos. Excluding currency translation effects, total revenues increased 18.0%.

Gross profit increased 10.5% to Ps. 110,860 million, and gross margin increased 100 basis points to 45.2%. This gross profit increase was driven mainly by our top-line growth, easing packaging costs, and favorable raw material hedging initiatives. These effects were partially offset by higher sweetener costs across our territories. Excluding currency translation effects, gross profit increased 20.5%.

Operating income increased 10.8% to Ps. 34,180 million, and operating margin increased 30 basis points to 13.9%. This growth was driven mainly by a solid top-line performance and an operating foreign exchange gain in Mexico as a result of the appreciation of the Mexican Peso. These effects were partially offset by an increase in raw material costs, mainly sweeteners, coupled with an increase in operating expenses such as labor, marketing, and maintenance. Excluding currency translation effects, operating income increased 19.4%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 6 of 17

Comprehensive financing result recorded an expense of Ps. 4,697 million, compared to an expense of Ps. 4,549 million in the previous year. This increase was driven mainly by a higher foreign exchange loss of Ps. 1,046 million as compared to a loss of Ps. 324 million during the same period of the previous year, as our net cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso. In addition, we recorded a gain in monetary position in inflationary subsidiaries of Ps. 93 million as compared to a gain of Ps. 536 million during the same period of the previous year.

These effects were partially offset by a gain in financial instruments of Ps. 169 million as compared to a loss of Ps. 672 million during the same period of the previous year. This was driven mainly by a market value loss recorded during the first quarter of 2022, partially offset by a market value gain recognized during the second quarter of 2022. In accordance with IFRS 9, as of the second quarter of 2022, we are recognizing the hedging gain or loss on the debt instrument that is being hedged using interest rate derivatives.

In addition, we recorded a decrease in our interest expense, net of 4.3% mainly as a result of a gain in our interest income that was driven by an increase in interest rates.

Income tax as a percentage of income before taxes was 30.5% as compared to 25.4%. This increase was driven mainly by deferred taxes recognized during the same period of the previous year that resulted in a lower effective tax rate.

Net income attributable to equity holders of the company increased 2.6% to reach Ps. 19,536 million as compared to Ps. 19,034 million during the same period of the previous year. This increase was driven mainly by operating income growth, partially offset by an increase in income tax. Earnings per share1 were Ps. 1.16 (Earnings per unit were Ps. 9.30 and per ADS were Ps. 92.99.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 7 of 17

MEXICO & CENTRAL AMERICA DIVISION fourth QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2023	4Q 2022	Δ%	Δ%
Total revenues	37,622	33,792	11.3%	13.1%
Gross profit	18,422	15,678	17.5%	19.4%
Operating income	5,618	5,212	7.8%	10.0%
Adj. EBITDA (2)	7,704	6,902	11.6%	13.7%

Volume increased 6.0% driven mainly by solid growth in Mexico and Guatemala. These volumes include the integration of the Cristal bulk water business; excluding this effect, volume would have increased 4.2% in the division and 3.1% in Mexico.

Total revenues increased 11.3% to Ps. 37,622 million, driven mainly by volume growth and revenue management initiatives, partially offset by unfavorable currency translation effects from most of our operating currencies in Central America. Excluding currency translation effects, total revenues increased 13.1%.

Gross profit increased 17.5% to Ps. 18,422 million, and gross margin expanded 260 basis points to 49.0%. This margin expansion was driven mainly by our top-line growth, easing packaging costs, and the appreciation of the Mexican Peso as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by an increase in sweeteners costs. Excluding currency translation effects, gross profit increased 19.4%.

Operating income increased 7.8% to Ps. 5,618 million, and operating margin contracted 50 basis points to 14.9%, driven mainly by an increase in operating expenses such as labor, maintenance, and marketing. In addition, the Company incurred temporary expenses mostly related to the shipment of finished product to Acapulco as a result of hurricane Otis. This impact was mostly limited to the fourth quarter, as our production facility in Guerrero is now operating normally. These effects were partially offset by our top-line and gross profit growth. Excluding currency translation effects, operating income increased 10.0%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 9 of 17

SOUTH AMERICA DIVISION FOURTH QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2023	4Q 2022	Δ%	Δ%
Total revenues	28,456	27,417	3.8%	19.5%
Gross profit	12,054	11,390	5.8%	24.3%
Operating income	4,056	3,801	6.7%	23.6%
Adj. EBITDA (2)	5,444	5,052	7.8%	28.3%

Volume increased 6.2%, driven by growth in Brazil and Colombia, partially offset by a slight decrease in Argentina and Uruguay.

Total revenues increased 3.8% to Ps. 28,456 million. This increase was driven mainly by volume growth, offset by unfavorable currency translation effects of most of our operating currencies in the division into Mexican Pesos. Excluding currency translation effects, total revenues increased 19.5%.

Gross profit increased 5.8% to Ps. 12,054 million, and gross margin expanded 90 basis points to 42.4%. This increase was driven mainly by our top-line growth, easing packaging costs, and the appreciation of most of our operating currencies as compared to the U.S. dollar. These effects were partially offset by increases in sweeteners and the depreciation of the Argentine Peso as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 24.3%.

Operating income increased 6.7% to Ps. 4,056 million, resulting in an operating margin expansion of 40 basis points to 14.3%. This increase was driven mainly by operating expense efficiencies. This effect was partially offset by higher labor and freight expenses. Excluding currency translation effects, operating income increased 23.6%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 10 of 17

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, in this case the acquisition of CVI in Brazil, integrated as of February 2022; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 11 of 17

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 266 million. With over 80 thousand employees, the Company markets and sells approximately 3.5 billion unit cases through 2 million points of sale a year. Operating 49 manufacturing plants and 260 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 12 of 17

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	6,194.6		5,987.7		3.5%	3.5%	23,743.2		22,315.1		6.4%	6.3%
Volume (million unit cases)	1,056.2		995.3		6.1%	6.1%	4,047.8		3,755.2		7.8%	7.7%
Average price per unit case	60.24		59.54		1.2%		58.54		58.75		-0.4%
Net revenues	65,830		61,005		7.9%		244,264		226,222		8.0%
Other operating revenues	248		204		21.7%		824		518		59.0%
Total revenues (2)	66,078	100.0%	61,209	100.0%	8.0%	15.7%	245,088	100.0%	226,740	100.0%	8.1%	18.0%
Cost of goods sold	35,603	53.9%	34,142	55.8%	4.3%		134,228	54.8%	126,441	55.8%	6.2%
Gross profit	30,475	46.1%	27,068	44.2%	12.6%	21.3%	110,860	45.2%	100,300	44.2%	10.5%	20.5%
Operating expenses	20,413	30.9%	17,868	29.2%	14.2%		76,098	31.0%	68,981	30.4%	10.3%
Other operative expenses, net	433	0.7%	226	0.4%	91.6%		813	0.3%	673	0.3%	20.8%
Operative equity method (gain) loss in associates(3)	(45)	-0.1%	(40)	-0.1%	13.8%		(232)	-0.1%	(192)	-0.1%	20.7%
Operating income (5)	9,674	14.6%	9,013	14.7%	7.3%	15.3%	34,180	13.9%	30,838	13.6%	10.8%	19.4%
Other non operative expenses, net	50	0.1%	(34)	-0.1%	NA		459	0.2%	310	0.1%	48.2%
Non Operative equity method (gain) loss in associates (4)	(132)	-0.2%	(52)	-0.1%	151.8%		17	0.0%	(194)	-0.1%	NA
Interest expense	1,791		1,833		-2.3%		7,102		6,500		9.3%
Interest income	730		821		-11.2%		3,188		2,411		32.2%
Interest expense, net	1,062		1,012		4.9%		3,914		4,089		-4.3%
Foreign exchange loss (gain)	317		281		13.0%		1,046		324		222.9%
Loss (gain) on monetary position in inflationary subsidiaries	(4)		(128)		-97.1%		(93)		(536)		-82.6%
Market value (gain) loss on financial instruments	(90)		(72)		24.5%		(169)		672		NA
Comprehensive financing result	1,285		1,092		17.7%		4,697		4,549		3.3%
Income before taxes	8,470		8,008		5.8%		29,007		26,173		10.8%
Income taxes	2,802		611		358.3%		8,781		6,547		34.1%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	5,669		7,396		-23.4%		20,226		19,626		3.1%
Net income attributable to equity holders of the company	5,392	8.2%	7,144	11.7%	-24.5%	-18.7%	19,536	8.0%	19,034	8.4%	2.6%	12.2%
Non-controlling interest	277	0.4%	253	0.4%	9.5%		690	0.3%	592	0.3%	16.7%

Adj. EBITDA & CAPEX	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	9,674	14.6%	9,013	14.7%	7.3%	15.3%	34,180	13.9%	30,838	13.6%	10.8%	19.4%
Depreciation	2,632		2,397		9.8%		9,695		9,657		0.4%
Amortization and other operative non-cash charges	843		544		54.8%		2,542		2,506		1.5%
Adj. EBITDA (5)(6)	13,149	19.9%	11,954	19.5%	10.0%	19.3%	46,418	18.9%	43,001	19.0%	7.9%	17.6%
CAPEX(8)	9,837		8,489		15.9%		21,396		19,665		8.8%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 15 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(6)              Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)              As of December 31, 2023, the investment in fixed assets effectively paid is equivalent to Ps. 20,453 million.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 13 of 17

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,981.7		2,921.2		2.1%	2.1%	12,344.9		11,633.2		6.1%	6.1%
Volume (million unit cases)	580.9		547.9		6.0%	6.0%	2,394.8		2,188.4		9.4%	9.4%
Average price per unit case	64.28		61.69		4.2%		62.07		59.85		3.7%
Net revenues	37,603		33,797				149,320		130,981
Other operating revenues	19		(5)				42		21
Total Revenues (2)	37,622	100.0%	33,792	100.0%	11.3%	13.1%	149,362	100.0%	131,002	100.0%	14.0%	16.0%
Cost of goods sold	19,200	51.0%	18,114	53.6%			77,698	52.0%	68,967	52.6%
Gross profit	18,422	49.0%	15,678	46.4%	17.5%	19.4%	71,665	48.0%	62,035	47.4%	15.5%	17.5%
Operating expenses	12,663	33.7%	10,451	30.9%			48,343	0.3	40,829	0.3
Other operative expenses, net	150	0.4%	39	0.1%			281	0.2%	394	0.3%
Operative equity method (gain) loss in associates (3)	(9)	0.0%	(25)	-0.1%			(130)	-0.1%	(136)	-0.1%
Operating income (4)	5,618	14.9%	5,212	15.4%	7.8%	10.0%	23,170	15.5%	20,948	16.0%	10.6%	12.6%
Depreciation, amortization & other operating non-cash charges	2,086	5.5%	1,690	5.0%			7,652	5.1%	7,380	5.6%
Adj. EBITDA (4)(5)	7,704	20.5%	6,902	20.4%	11.6%	13.7%	30,822	20.6%	28,329	21.6%	8.8%	10.7%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 & 16 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, among others.
(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,212.9		3,066.5		4.8%	4.8%	11,398.3		10,681.9		6.7%	6.5%
Volume (million unit cases)	475.3		447.4		6.2%	6.2%	1,653.1		1,566.8		5.5%	5.3%
Average price per unit case	55.32		56.91		-2.8%		53.43		57.21		-6.6%
Net revenues	28,227		27,208				94,944		95,241
Other operating revenues	229		209				782		497
Total Revenues (2)	28,456	100.0%	27,417	100.0%	3.8%	19.5%	95,726	100.0%	95,738	100.0%	0.0%	21.3%
Cost of goods sold	16,403	57.6%	16,027	58.5%			56,531	59.1%	57,473	60.0%
Gross profit	12,054	42.4%	11,390	41.5%	5.8%	24.3%	39,195	40.9%	38,265	40.0%	2.4%	26.5%
Operating expenses	7,750	27.2%	7,417	27.1%			27,755	29.0%	28,152	29.4%
Other operative expenses, net	284	1.0%	187	0.7%			531	0.6%	279	0.3%
Operative equity method (gain) loss in associates (3)	(36)	-0.1%	(15)	-0.1%			(102)	-0.1%	(55)	-0.1%
Operating income (4)	4,056	14.3%	3,801	13.9%	6.7%	23.6%	11,011	11.5%	9,890	10.3%	11.3%	36.7%
Depreciation, amortization & other operating non-cash charges	1,389	4.9%	1,251	4.6%			4,585	4.8%	4,782	5.0%
Adj. EBITDA (4)(5)	5,444	19.1%	5,052	18.4%	7.8%	28.3%	15,596	16.3%	14,672	15.3%	6.3%	34.2%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 & 16 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos, among others.
(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 14 of 17

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Dec-23	Dec-22	% Var.	Liabilities & Equity	Dec-23	Dec-22	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	140	8,524	-98%
	31,060	40,277	-23%	Suppliers	27,352	26,834	2%
Total accounts receivable	17,750	16,318	9%	Short-term leasing Liabilities	752	472	59%
Inventories	11,880	11,888	0%	Other current liabilities	26,623	22,129	20%
Other current assets	7,105	10,729	-34%	Total current liabilities	54,867	57,959	-5%
Total current assets	67,794	79,211	-14%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	65,074	70,146	-7%
Property, plant and equipment	133,406	125,293	6%	Long Term Leasing Liabilities	1,769	1,663	6%
Accumulated depreciation	(54,676)	(54,088)	1%	Other long-term liabilities	18,056	16,351	10%
Total property, plant and equipment, net	78,730	71,205	11%	Total liabilities	139,766	146,119	-4%
Right of use assets	2,387	2,069	15%	Equity
Investment in shares	9,246	8,452	9%	Non-controlling interest	6,680	6,491	3%
Intangible assets and other assets	101,162	103,122	-2%	Total controlling interest	127,025	125,384	1%
Other non-current assets	14,150	13,936	2%	Total equity	133,705	131,876	1%
Total Assets	273,471	277,995	-2%	Total Liabilities and Equity	273,471	277,995	-2%

	December 31, 2023
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	61.4%	6.9%	8.8%
U.S. Dollars	15.9%	37.4%	4.6%
Colombian Pesos	1.3%	0.0%	6.3%
Brazilian Reals	21.3%	24.8%	9.6%
Argentine Pesos	0.1%	0.0%	130.0%
Total Debt	100%	21.9%	8.4%

(1) After giving effect to cross- currency swaps.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	FY 2023	FY 2022	Δ%
Net debt including effect of hedges (1)(3)	37,794	38,104	-0.8%
Net debt including effect of hedges / Adj.EBITDA (1)(3)	0.81	0.89
Adj. EBITDA/ Interest expense, net (1)	11.86	10.34
Capitalization (2)	32.8%	38.9%
(1) Net debt = total debt - cash
(2) Total debt / (total debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 15 of 17

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	4Q 2023					4Q 2022					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico (3)	346.1	26.4	85.8	35.1	493.4	335.3	25.0	74.8	33.6	468.7	5.3%
Guatemala	40.5	2.0	-	2.0	44.4	36.0	1.1	-	2.1	39.2	13.2%
CAM South	35.5	1.3	0.9	5.4	43.1	32.6	1.7	0.1	5.4	39.9	7.9%
Mexico and Central America	422.1	29.7	86.7	42.5	580.9	404.0	27.8	75.0	41.1	547.9	6.0%
Colombia	70.9	10.2	3.5	7.4	91.9	66.0	9.0	3.4	6.9	85.4	7.6%
Brazil (4)	266.4	22.4	3.2	26.0	318.0	250.0	20.3	2.8	22.7	295.8	7.5%
Argentina	37.8	6.6	1.9	4.8	51.1	41.1	5.0	1.1	4.3	51.6	-1.0%
Uruguay	12.0	1.7	-	0.8	14.4	12.4	1.8	-	0.6	14.7	-2.1%
South America	387.0	40.8	8.5	39.0	475.3	369.5	36.1	7.4	34.5	447.4	6.2%
TOTAL	809.1	70.5	95.2	81.5	1,056.2	773.5	63.9	82.3	75.6	995.3	6.1%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water
(3) Includes 10.1 million unit cases corresponding to the acquisition of Cristal from Embotelladoras Bepensa

Transactions
	4Q 2023					4Q 2022					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico (3)	1,900.7	190.7		243.8	2,335.2	1,888.8	179.8		239.3	2,307.8	1.2%
Guatemala	293.4	13.1		21.7	328.2	271.2	10.9		20.6	302.7	8.4%
CAM South	251.1	13.0		54.2	318.3	237.6	11.6		61.4	310.6	2.5%
Mexico and Central America	2,445.2	216.9		319.7	2,981.7	2,397.6	202.3		321.3	2,921.2	2.1%
Colombia	513.5	106.6		68.2	688.2	481.4	94.2		70.4	645.9	6.5%
Brazil (4)	1,705.0	191.3		292.1	2,188.3	1,579.3	177.6		324.5	2,081.5	5.1%
Argentina	182.6	41.0		44.5	268.1	201.9	32.0		37.0	270.8	-1.0%
Uruguay	55.0	6.6		6.5	68.2	56.0	7.0		5.2	68.2	-0.1%
South America	2,456.1	345.5		411.2	3,212.9	2,318.6	310.8		437.1	3,066.5	4.8%
TOTAL	4,901.3	562.4		730.9	6,194.6	4,716.2	513.1		758.4	5,987.7	3.5%

Revenues
Expressed in million Mexican Pesos	4Q 2023	4Q 2022	Δ %
Mexico	30,709	27,388	12.1%
Guatemala	3,353	3,130	7.1%
CAM South	3,560	3,275	8.7%
Mexico and Central America	37,622	33,792	11.3%
Colombia	5,094	3,567	42.8%
Brazil (5)	20,125	19,293	4.3%
Argentina	1,932	3,273	-41.0%
Uruguay	1,305	1,283	1.7%
South America	28,456	27,417	3.8%
TOTAL	66,078	61,209	8.0%

(4) Volume and transactions in Brazil do not include beer
(5) Brazil includes beer revenues of Ps. 1,734.2 million for the fourth quarter of 2023 and Ps.1,742.4 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 16 of 17

COCA-COLA FEMSA
FY- VOLUME, TRANSACTIONS & REVENUES

Volume
	FY 2023					FY 2022					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico (3)	1,408.7	121.7	376.6	145.9	2,052.9	1,348.8	104.4	300.6	135.1	1,888.9	8.7%
Guatemala	157.6	7.7	-	8.9	174.2	133.7	4.8	-	8.7	147.2	18.4%
CAM South	136.4	6.1	2.7	22.5	167.7	124.2	6.5	0.7	20.9	152.3	10.1%
Mexico and Central America	1,702.7	135.4	379.3	177.3	2,394.8	1,606.7	115.6	301.3	164.7	2,188.4	9.4%
Colombia	264.7	39.2	14.0	29.6	347.6	254.6	34.0	12.5	29.0	330.1	5.3%
Brazil (4)	902.4	75.2	10.2	87.4	1,075.1	854.6	66.5	10.7	84.5	1,016.2	5.8%
Argentina	135.1	21.0	5.8	16.8	178.7	139.4	16.0	3.8	14.6	173.9	2.7%
Uruguay	40.6	8.7	-	2.4	51.7	39.2	5.7	-	1.6	46.6	10.9%
South America	1,342.7	144.2	30.0	136.1	1,653.1	1,287.8	122.2	27.1	129.7	1,566.8	5.5%
TOTAL	3,045.4	279.7	409.3	313.5	4,047.8	2,894.5	237.8	328.4	294.4	3,755.2	7.8%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water
(3) Includes 59.2 million unit cases corresponding to the acquisition of Cristal from Embotelladoras Bepensa

Transactions
	FY 2023					FY 2022					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico (3)	7,835.7	866.4		1,026.9	9,729.0	7,569.8	739.5		967.1	9,276.4	4.9%
Guatemala	1,179.8	56.9		91.9	1,328.5	1,027.3	48.0		85.5	1,160.8	14.4%
CAM South	996.4	53.6		237.3	1,287.4	920.5	38.8		236.7	1,196.0	7.6%
Mexico and Central America	10,011.8	976.9		1,356.2	12,344.9	9,517.6	826.3		1,289.3	11,633.2	6.1%
Colombia	1,942.5	411.8		302.2	2,656.5	1,834.4	361.5		307.8	2,503.7	6.1%
Brazil (4)	5,887.7	655.1		981.1	7,523.9	5,478.5	581.6		954.3	7,014.5	7.3%
Argentina	689.8	135.2		149.3	974.4	713.6	103.8		122.0	939.5	3.7%
Uruguay	190.7	32.6		20.3	243.6	187.3	22.4		14.6	224.2	8.6%
South America	8,710.7	1,234.7		1,452.9	11,398.3	8,213.8	1,069.3		1,398.8	10,681.9	6.7%
TOTAL	18,722.5	2,211.6		2,809.1	23,743.2	17,731.4	1,895.6		2,688.1	22,315.1	6.4%

Revenues
Expressed in million Mexican Pesos	FY 2023	FY 2022	Δ %
Mexico	122,615	106,911	14.7%
Guatemala	13,016	12,059	7.9%
CAM South	13,731	12,031	14.1%
Mexico and Central America	149,362	131,002	14.0%
Colombia	17,680	16,800	5.2%
Brazil (5)	66,963	63,944	4.7%
Argentina	6,668	10,917	-38.9%
Uruguay	4,415	4,078	8.3%
South America	95,726	95,738	0.0%
TOTAL	245,088	226,740	8.1%

(4) Volume and transactions in Brazil do not include beer
(5) Brazil includes beer revenues of Ps. 6,116.7million for the full year of 2023 and Ps. 5,599.9 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 17 of 17

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	4Q23	FY23
Mexico	1.75%	4.66%
Colombia	1.36%	9.28%
Brasil	0.94%	4.62%
Argentina	60.86%	211.41%
Costa Rica	0.26%	-1.77%
Panama	0.00%	1.92%
Guatemala	1.07%	4.18%
Nicaragua	1.00%	5.60%
Uruguay	1.12%	5.11%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	4Q23	4Q22	Δ %	FY 23	FY 22	Δ %
México	17.58	19.70	-10.7%	17.77	20.13	-11.7%
Colombia	4,071.19	4,808.38	-15.3%	4,325.96	4,256.19	1.6%
Brasil	4.95	5.26	-5.8%	4.99	5.16	-3.3%
Argentina	448.97	162.54	176.2%	296.61	130.72	126.9%
Costa Rica	534.44	614.10	-13.0%	547.36	650.75	-15.9%
Panama	1.00	1.00	-81.0%	1.00	1.00	-80.6%
Guatemala	7.83	7.85	-0.2%	7.83	7.75	1.1%
Nicaragua	36.58	36.14	1.2%	36.44	35.87	1.6%
Uruguay	39.53	39.97	-1.1%	38.82	41.17	-5.7%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Dec-23	Dec-22	Δ %	Sep-23	Sep-22	Δ %
México	16.89	19.36	-12.7%	17.62	20.31	-13.2%
Colombia	3,822.05	4,810.20	-20.5%	4,053.76	4,532.07	-10.6%
Brasil	4.84	5.22	-7.2%	5.01	5.41	-7.4%
Argentina	808.45	177.16	356.3%	349.95	147.32	137.5%
Costa Rica	526.88	601.99	-12.5%	542.35	632.72	-14.3%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.83	7.85	-0.3%	7.86	7.88	-0.3%
Nicaragua	36.62	36.23	1.1%	36.53	36.05	1.3%
Uruguay	39.02	40.07	-2.6%	38.56	41.74	-7.6%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 18 of 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya Chief Financial Officer

Date: February 22, 2024